SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         December 2005

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: May 11, 2005	By: /s/ David Lymburn David Lymburn Corporate Secretary

ALLIED GOLD LIMITED

1 December 2005

Australian Stock Exchange
Company Announcements Office

Results of Annual General Meeting held 30 November 2005.

The results of the annual general meeting held 30 November 2005 and the voting by proxy on each resolution was as follows.

Resolution	Result	Proxy votes in favour of the resolutions	Proxy votes against the resolutions	Abstentions
1. Remuneration Report	Carried – on a show of hands	28,456,200	121,750	10,000
2. Re-election of director – Mr G. Steemson	Carried – on a show of hands	28,377,266	750	209,934
3. Re-election of director – Mr M. Caruso	Carried – on a show of hands	28,587,950	750	-
4. Issue of director options to Mr M. Caruso	Carried – on a show of hands	26,035,700	152,250	2,310,000
5. Issue of director options to Mr D. Lymburn	Carried – on a show of hands	25,755,700	152,250	2,680,000
6. Issue of director options to Mr G. Steemson	Carried – on a show of hands	25,915,766	152,500	2,519,934
7. Issue of 2007 Options to Mr J. Moore	Carried – on a show of hands	26,125,700	152,500	2,310,000
8. Adoption of Employee Incentive Option Scheme	Carried – on a show of hands	26,129,700	148,250	2,310,000
9. Ratification of prior issue of securities	Carried – on a show of hands	28,464,700	23,250	100,000

David Lymburn
Director / Company Secretary

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au

ALLIED GOLD LIMITED

7 December, 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

SALE OF MOBILE MINERAL PROCESSING AND EVALUATION UNIT (MMPEU)

The Directors advise that the Company has entered into an agreement with Tanami Gold N.L. to sell its Mobile Mineral Processing and Evaluation Unit (MMPEU) for a total consideration of $2,000,000.

The terms of the Agreement provide for payments totalling $1,000,000 on or before 31 December, 2005 followed by progress payments of a further $1,000,000 up to October, 2006.

The sale was concluded as part of the Directors rationalisation strategy as the Company advances the mine development at the Simberi Oxide Gold Project located in the New Ireland Province of eastern Papua New Guinea.

The MMPEU encompasses a patented design. Allied Gold Limited retains the right to use the design for no licence on any future Allied Gold project.

Yours faithfully

D. Lymburn
Director and Company Secretary

Enquiries to:
Mr Jeffrey Moore
Managing Director
Phone: +61 (0)8 9353 3638
Facsimile: +61 (0)8 9353 4894

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ALLIED GOLD LIMITED**
ABN	**86 104 855 067**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MARK VICTOR CARUSO
Date of last notice	28 SEPTEMBER 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 DECEMBER 2005
No. of securities held prior to change	-
Class	30 June 2007 options exercisable at $0.30 30 June 2007 options exercisable at $0.40
Number acquired	1,000,000 $0.30 options 1,000,000 $0.40 options
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-
No. of securities held after change	1,000,000 $0.30 options 1,000,000 $0.40 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment following shareholder approval.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ALLIED GOLD LIMITED**
ABN	**86 104 855 067**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JEFFREY JOHN MOORE
Date of last notice	19 OCTOBER 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 DECEMBER 2005
No. of securities held prior to change	-
Class	30 June 2007 options exercisable at $0.30 30 June 2007 options exercisable at $0.40
Number acquired	1,000,000 $0.30 options 1,000,000 $0.40 options
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-
No. of securities held after change	1,000,000 $0.30 options 1,000,000 $0.40 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment following shareholder approval.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ALLIED GOLD LIMITED**
ABN	**86 104 855 067**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID LYMBURN
Date of last notice	6 SEPTEMBER 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 December 2005
No. of securities held prior to change	nil
Class	30 June 2007 options exercisable at $0.30
Number acquired	1,000,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-
No. of securities held after change	1,000,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment following shareholder approval.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ALLIED GOLD LIMITED**
ABN	**86 104 855 067**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GREGORY HUGH STEEMSON
Date of last notice	16 JUNE 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 December 2005
No. of securities held prior to change	nil
Class	30 June 2007 options exercisable at $0.30
Number acquired	1,000,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-
No. of securities held after change	1,000,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment following shareholder approval.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ALLIED GOLD LIMITED

Unit 15, Level 1, 51-53 Kewdale Road
Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638
Facsimile: +61 8 9353 4894
Email: info@alliedgold.com.au

22 December, 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir / Madam

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services"

ALLIED TO RAISE UP TO $10 MILLION AND LIST ON AIM

Placement of Fully Paid Ordinary Shares, Proposed Listing on London's Alternative Investment Market and Notice under Section 708A of the Corporations Act

Allied Gold Limited is pleased to announce that following strong support and interest in the Company's Simberi Oxide Gold Project in PNG from the UK investment community, the Company has agreed to place up to a total of 25,000,000 fully paid Ordinary Shares at an issue price of 40 cents per share to predominantly UK based investors, institutions and fund managers to raise A$10,000,000 ("Placing Shares").

Key Statistics

Placing Price per new Ordinary Share	A$0.40
Number of Placing Shares issued	25,000,000
Total proceeds from the Placing (before expenses)	A$10,000,000
Market capitalisation following the Placing at the Placing Price	A$59 million

The Placing Shares will be allotted and issued to applicants following receipt and clearance of their subscription monies pursuant to a placement authority to be approved by shareholders in a general meeting to be held on or about 31 January 2006, unless issued earlier under the Company's existing ASX LR 7.1 15% capacity.

As a result of the issue of the Placing Shares the Company has proposed a secondary listing on the Alternative Investment Market ("AIM") in London under the "fast track" AIM designated Market Rules.

Mirabaud Securities Limited shall act as broker and Beaumont Cornish Limited as nominated adviser (Nomad).

During the last year London has shown significant institutional and private client investor support for mining companies with emerging production capability and strong growth potential.

Listing of the Company's securities on AIM will provide further exposure to UK and European investors and enable a wider appreciation of the value of the Company's Simberi Oxide Gold Project located in the Tabar Islands of Papua New Guinea (60km north-north west of Lihir).

Additional benefits of a listing on AIM can be summarised as follows:

- The AIM market has internationally respected regulatory standards.
- The AIM market provides the opportunity to raise additional funds for further growth by creating an external market for the Company's shares.
- The AIM market provides the Company with exposure to the largest pool of global capital in the world.
- The AIM market provides the opportunity to widen the shareholder base through dual listing.
- The London market has a wealth of international investment expertise.

The Company will use the funds from the issue of Placing Shares to:

- commence pre-development earthworks and infrastructure associated with the Simberi Oxide Deposit;
- provide funds for upgrading the sulphide resources on Simberi to reserve status;
- continue with exploration and evaluation of identified mineralised targets on Simberi, Tatau and Big Tabar Islands;
- support the corporate and administrative activities of the Company; and
- provide working capital and meet the costs of the issue.

The UK capital raising represents the foundation of the Company's equity requirements in relation to the Simberi Oxide Gold Project. Currently the Company is considering an offer of finance from RMB Resources Limited which the Directors intend to finalise early in the new year. With this capital secured the Company will be on track to achieve its aim of completing project commissioning towards the end of 2006.

Allied's strategic shareholders now include amongst others, RAB Special Situations Fund, Allianz Cornhill, Ward Ferry, Bank of Butterfield, Williams de Broe and Rathbones.

Placement of Warrants (Options) to Mirabaud Securities Limited and Beaumont Cornish Limited:

The Company will also seek shareholder approval for the placement of up to 1,000,000 Unlisted 2008 Warrants (Options) to the Company's London broker, Mirabaud Securities Limited in connection with the institutional placing and their engagement as UK broker to the Company.

In addition the Company will seek shareholder approval for the placement of up to 100,000 Unlisted 2008 Warrants (Options) to Beaumont Cornish Limited which securities form part of their agreed fee structure in their role as Nomad in connection with the secondary listing on AIM.

The Options will be exercisable at 50 cents on or before 31 December, 2008.

A notice of meeting to seek shareholder approval to the Placing Shares and Warrants (Options) will be dispatched to shareholders shortly.

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act.

The shares are to be issued without disclosure to investors under Part 6D.2, in reliance on Section 708A(5) of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act; and

(b) Section 674 of the Corporations Act.

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act.

Yours faithfully

Jeff Moore
Managing Director

Enquiries to:
Mr Jeff Moore, Managing Director or
David Lymburn, Director
Phone: +61 (0)8 9353 3638
Facsimile: +61 (0)8 9353 4844

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed, uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALLIED GOLD LIMITED

ABN

86 104 855 067

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,020,000 ordinary shares 4,000,000 options expiring 30 June 2007 and exercisable at $0.30 each. 2,000,000 options expiring 30 June 2007 and exercisable at $0.40 each. 1,100,000 options expiring 31 December 2008 and exercisable at $0.50 each.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – fully paid. Options, as above.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, for the ordinary shares. The 30 June 2007options represent two new classes of options by virtue of their exercise price. The 31 December 2008 options are of the same class as the ALDAS class of options.
5	Issue price or consideration	Ordinary shares 25,000,000 at $0.40, and 20,000 at $0.20. Options nil.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares – 25,000,000 placement refer ASX announcement dated 22 Dec 2005 for further details. – 20,000 ; conversion of options. Options – 4,000,000 $0.30 and 2,000,000 $0.40 represents the issue of options to directors as approved by shareholders on 30 Nov 2005. – 1,100,000 $0.50 31 Dec 2008 options represents part of fee arrangements for UK broker and UK Nominated Advisor.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,715,828 shares ; 20 to 23 Dec 2005. 23,304,172 shares ; 31 January 2006 subject to shareholder approval. 4,000,000 $0.30 options and 2,000,000 $0.40 options; 20 Dec 2005. 1,100,000 $0.50 options ; 31 January 2006 subject to shareholder approval.

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	149,099,817 25,057,411	Ordinary (ALD) Options (ALDO)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,000,000	Options expiring 31 Dec 2006 exercisable at $0.25
		3,100,000	Options expiring 31 Dec 2008 exercisable at $0.50
		4,000,000	Options expiring 30 June 2007 exercisable at $0.30
		2,000,000	Options expiring 30 June 2007 exercisable at $0.40

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The company does not expect to pay dividends in the next 12 months.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 22 December 2005

Print name: DAVID LYMBURN..

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALLIED GOLD LIMITED

ABN

86 104 855 067

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Not a new issue. Release of securities from escrow per notice issued under ASX LR 3.10A on 8 November 2005.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,155,141 Shares 2,550,000 30 June 2007 $0.20 options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	2,155,141 Shares 2,550,000 30 June 2007 $0.20 options.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES. Ordinary shares. 30 June 2007 $0.20 options.
5	Issue price or consideration	n/a
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Release of securities from escrow.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 December 2005.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	122,579,817 25,057411	Ordinary (ALD) Options (ALDO)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,000,000 2,000,000	Options expiring 31 Dec 2006 Options expiring 31 Dec 2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The company does not expect to pay dividends in the next 12 months.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Director/Company secretary) Date: 22 December 2005

Print name: DAVID LYMBURN..

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